                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of February 2003


                               DAIMLERCHRYSLER AG
                  (Translation of registrant's name into English)

                   EPPLESTRASSE 225, 70567 STUTTGART, GERMANY
                    (Address of principal executive office)



                [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                 Form 20-F       X                  Form 40-F
                                -----                             ------


                 [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                       Yes                         No     X
                            -----                       -----


     [If "Yes" is marked, indicate below the file number assigned to the
     registrant in connection with Rule 12g3-2(b): 82-              ]
                                                       -------------



                     ------------------------------------

     This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statement No. 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and
333-86936) of DaimlerChrysler AG

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                               DAIMLERCHRYSLER AG




FORM 6-K: TABLE OF CONTENTS


1. Press Release of DaimlerChrysler AG, dated February 4, 2003, regarding DaimlerChrysler's 2002 operating results

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

    This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "assume," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

                                 DAIMLERCHRYSLER


                                                             Press Release
                                                          February 4, 2003

Contact:
Thomas Froehlich       Phone +49 - (0) 711 - 17-9 33 11



DAIMLERCHRYSLER INCREASES OPERATING PROFIT MORE THAN FOURFOLD IN 2002

o GROUP OPERATING PROFIT EXCLUDING ONE-TIME EFFECTS OF [EURO]5.8 BILLION (INCLUDING ONE-TIME EFFECTS [EURO]6.9 BILLION)

o NET INCOME EXCLUDING ONE-TIME EFFECTS OF [EURO]3.3 BILLION (INCLUDING ONE-TIME EFFECTS [EURO]4.7 BILLION)

o EARNINGS PER SHARE EXCLUDING ONE-TIME EFFECTS OF [EURO]3.30 (INCLUDING ONE-TIME EFFECTS [EURO]4.68)

o BOARD OF MANAGEMENT PROPOSES A DIVIDEND OF [EURO]1.50 PER
SHARE FOR 2002, AN INCREASE OF 50% COMPARED TO 2001

Stuttgart/Auburn Hills. DaimlerChrysler (stock-exchange abbreviation: DCX) has announced preliminary key figures for the Group's performance in the 2002 financial year. An operating profit excluding one-time effects of [EURO]5.8 billion was achieved (2001: [EURO]1.3 billion). Operating profit including one-time effects amounted to [EURO]6.9 billion after an operating loss of [EURO]1.3 billion in 2001. Despite difficult market conditions, DaimlerChrysler's operating profit was thus more than four times as high as in the prior year.

In the first nine months of 2002, operating profit included net one-time effects of [EURO]1.6 billion. DaimlerChrysler published details of these in the context of its quarterly interim reports. In the fourth quarter of the year 2002, Commercial Vehicles recorded one-time charges of [EURO]452 million. These charges were primarily caused by increased structural changes in the

Mercedes-Benz Trucks, DaimlerChrysler Buses and Coaches, DaimlerChrysler Powersystems and Mercedes-Benz Vans business units. In the Services division there were additional charges of [EURO]168 million due to write-downs in connection with the sale of parts of the Capital Services portfolio.

Net income excluding one-time effects rose to [EURO]3.3 billion (2001:
[EURO]0.7 billion), while earnings per share excluding one-time effects amounted to [EURO]3.30 (2001: [EURO]0.73).

Net income including one-time effects amounted to [EURO]4.7 billion (2001: net loss of [EURO]0.7 billion), and earnings per share including one-time effects [EURO]4.68 (2001: a loss per share of [EURO]0.66).

DaimlerChrysler's total revenues in the year 2002 decreased by 2% to [EURO]149.6 billion. Adjusted for changes in the consolidated Group and exchange rate effects, revenues increased by 1.6%.

The Board of Management proposes to the Supervisory Board to distribute a dividend of [EURO]1.50 per share for 2002 (2001: [EURO]1.00), a 50% increase. The final decision on the dividend will be taken by the Annual Meeting to be held in Berlin on April 9, 2003.

DaimlerChrysler will present details and explanations of the 2002 financial statements at the Annual Press Conference on February 20, 2003.

This document contains forward-looking statements that reflect the current views of DaimlerChrysler management with respect to future events. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: changes in general economic and business conditions, especially an economic downturn in Europe or North America; changes in currency exchange rates and interest rates; introduction of competing products; lack of acceptance of new products or services, including increased competitive pressures on the general level of sales incentives and pricing flexibility; inability to implement the turnaround plans for the Chrysler Group and Freightliner promptly and successfully, especially an inability to meet revenue enhancement, efficiency and cost reduction initiatives; the ability of Mitsubishi Motors to implement its restructuring plan successfully; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading "Risk Factors" in DaimlerChrysler's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. DaimlerChrysler does not intend or assume any obligation to update these forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made.

INTERNET ADDRESS
Additional information and news on DaimlerChrysler can be found on the Internet at: WWW.MEDIA.DAIMLERCHRYSLER.COM.

DAIMLERCHRYSLER - FIGURES FOR 2002



DAIMLERCHRYSLER GROUP                  2002           2002             2001
Amounts in millions                  U.S.-$(1)       [EURO]           [EURO]
---------------------                ---------       ------           -------
Revenues                              156,838       149,583           152,873
Operating Profit excluding
 one-time effects                       6,112         5,829             1,345
Operating Profit including
 one-time effects                       7,186         6,854            (1,318)
Net income excluding
 one-time effects                       3,490         3,329               730
  per share (EPS) (in US-$/[EURO])       3.46          3.30              0.73
Net income (loss) including
 one-time effects                       4,947         4,718              (662)
  per share (EPS) (in US-$/[EURO])       4.91          4.68             (0.66)
Dividend proposed (in [EURO])                          1.50              1.00

--------------
(1) Rate of exchange: 1 [EURO] = US$ 1,0485 (based on the noon buying rate on Dec. 31, 2002)


DAIMLERCHRYSLER - FIGURES FOR THE FOURTH QUARTER 2002


DAIMLERCHRYSLER GROUP                 Q4 2002        Q4 2002          Q4 2001
Amounts in millions                  U.S.-$(1)       [EURO]            [EURO]
---------------------                ---------      --------          -------
Revenues                              38,796        37,001            39,909
Operating Profit excluding
 one-time effects                      1,230         1,173               564
Operating Profit including
 one-time effects                        580           553                 5
Net income  excluding
 one-time effects                        756           721               284
  per share (EPS) (in US-$/[EURO])      0.74          0.71              0.28
Net income (loss) including
 one-time effects                        176           168               (39)
  per share (EPS) (in US-$/[EURO])      0.17          0.16             (0.04)

--------------
(1) Rate of exchange: 1 [EURO] = US$ 1,0485 (based on the noon buying rate on Dec. 31, 2002)

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       DaimlerChrysler AG





                                       By:   /s/ ppa. Robert Koethner
                                             ----------------------------------
                                             Name:    Robert Koethner
                                             Title:   Vice President
                                                      Chief Accounting Officer




                                       By:   /s/ i. V.  Silvia Nierbauer
                                             ----------------------------------
                                             Name:      Silvia Nierbauer
                                             Title:     Director





Date: February 4, 2003